Formation

SUPPL

MAR 25 2002

82-2183

MINERAL DIVISION
TEL: 604.682.6229
FAX: 604.682.6205

# FINANCING UPDATE

**Vancouver, BC, March 11, 2002, Formation Capital Corporation (FCO-TSE)** is proceeding with its private placement financing (the "Private Placement"), of up to 6 million units at $0.25 per unit for gross proceeds of CDN $1.5 million. Each unit ("Unit") is comprised of one share of the Company and one share purchase warrant, each share purchase warrant entitling the holder to acquire one share of the Company for two years at $0.30 per share (the "Warrant"). The Private Placement is anticipated to close in tranches with the proceeds from it allocated to further develop the Company's Idaho Cobalt Project and for general working capital. Proceeds of CDN $236,280 have been received on the first tranche sale of 945,120 Units.

The Company also announces that it and Clubb Capital Ltd. could not agree on, among other things, the terms of a proposal by Clubb Capital to increase the size of the initial $2.5 million private placement of units consisting of 7.5% secured convertible redeemable convertible debentures and warrants announced January 24, 2002. As a consequence, Clubb Capital has advised the Company that they are not prepared to proceed with such private placement.

The Company's Idaho Cobalt Project, located in a pro-mining region in the western U.S., is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The Project is currently in the mine permitting stage of development. The mine is forecast to produce approximately 1,500 tonnes of cobalt per year, representing just under 4% of world production.

Formation is dedicated to the principles of environmentally sound mining practices, and believes that mining and the preservation of the environment can co-exist.

The Company trades on the Toronto Stock Exchange under the symbol FCO.

**FORMATION CAPITAL CORPORATION**

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

02028022

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com

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